

July 20, 2011

<u>Via E-mail</u>
S.W. Callahan
Chief Financial Officer
TECO Energy, Inc.
TECO Plaza
702 N. Franklin Street
Tampa, Florida 33602

        Re: **TECO Energy, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed February 28, 2011
                Definitive Proxy Statement on Schedule 14A
                Filed March 16, 2011
                File No. 001-08180

Dear Ms. Callahan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Catherine T. Brown for

                                    Mara L. Ransom
                                    Legal Branch Chief